27 January, 2010

Cadbury Announces the Declaration of a Special Dividend

Following the announcement on 19 January 2010 by Kraft Foods Inc. (“Kraft Foods”) of the detailed terms of a recommended final offer for Cadbury (the “Final Offer”), Cadbury announces the declaration by the directors of a special dividend of 10 pence (net) per Cadbury Share, conditional on the Final Offer becoming or being declared wholly unconditional (the “Special Dividend”).

The Special Dividend will be paid to:

•	Cadbury Shareholders on the register at the close of business on the date on which the Final Offer becomes or is declared wholly unconditional (the “Existing Shareholders Record Date”), in respect of the shares registered in their name at that time; and

•	(i) the holders of options/awards under the Cadbury share schemes granted but not exercised or satisfied as at 6.00 pm (London time) on 14 January 2010 and any other options/awards granted or made thereafter with the agreement of Kraft Foods, who in either case exercise options in respect of Cadbury Shares or whose awards of Cadbury Shares vest and who are entered into the register in respect of such shares after the Existing Shareholders Record Date where such options or awards are satisfied by the issue of Cadbury Shares; and/or (ii) the trustee of any employee benefit trust or nominee to which Cadbury Shares are issued after the Existing Shareholders Record Date in order to satisfy such options/awards under the Cadbury share schemes, in each case in respect of such shares.

There will be a “rolling record date” for the holders of options/awards who exercise options or whose awards vest after the Existing Shareholders Record Date and for the trustee of any employee benefit trust or nominee to which Cadbury Shares are issued after the Existing Shareholders Record Date. Each holder of options/awards (or the trustee or the nominee as the case may be) shall become entitled to the Special Dividend in respect of the relevant shares upon the exercise of the holders’ options or the vesting of the holders’ awards and them being entered into the register.

In accordance with the London Stock Exchange’s dividend timetable for 2010, the ex dividend date for the Special Dividend will be two business days following announcement by Kraft Foods of the offer becoming wholly unconditional, if announced before 8.00 am (London time), or three business days, if announced after 8.00 am (London time). As such, it is currently expected that the ex dividend date will be Friday 5 February.

The payment date for the Special Dividend will be:

•	for Cadbury Shareholders on the register at the close of business on the Existing Shareholders Record Date, the date that is 14 days following the Existing Shareholders Record Date; and

•	for the holders of options/awards under the Cadbury share schemes and/or the trustee of any employee benefit trust and/or the nominee in the circumstances set out above, a date not more than 21 days following the date on which they are entered into the register in respect of the relevant shares. This is to allow entitlements to be dealt with periodically for administrative reasons.

No DRIP elections can be made in respect of, and no existing DRIP elections will apply to, the Special Dividend.

Terms defined in the revised offer document published by Kraft Foods on 19 January 2009 in connection with the Final Offer (as defined therein) and containing the revised terms of the Final Offer shall have the same meaning in this document unless the context requires otherwise.

Ends

For Further Information:
Cadbury plc	+44 1895 615000
http://www.cadbury.com

Capital Market Enquiries	+44 1895 615124
John Dawson, Michelle Rees and Basak Kotler
Media Enquiries
Cadbury	+44 1895 615011
Trevor Datson
Finsbury	+44 20 7251 3801
Rollo Head
Finsbury US	+1 212 303 7600
Andy Merrill and Jeremy Fielding

About Cadbury
Cadbury is one of the world’s largest confectionery businesses with number one or number two positions in over 20 of the world’s 50 biggest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury Dairy Milk, Flake, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and The Natural Confectionery Co. in candy.

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider general economic conditions in the markets in which we operate, as well as the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission and posted on Cadbury plc’s website www.cadbury.com. These materials should be viewed in conjunction with our periodic half yearly and annual reports and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury plc, Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury plc or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Publication on Cadbury Website
A copy of this announcement will be made available for inspection on Cadbury’s website (www.cadbury.com) free of charge.